11019547

SECI SSION

Washington, D.C.

SEC Mail Processing Section
MAR 01 2011
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67800

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox Davies Capital USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5th Floor 1 Tudor Street
(No. and Street)

London EC4Y 0AH
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

2015 Lincoln Highway	Edison	New Jersey	08818
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, Ed McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Davies Capital USA, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

KRISTEN I. NILL
MY COMM. EXPIRES NOV. 11, 2016
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX DAVIES CAPITAL USA, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010

FOX DAVIES CAPITAL USA, INC.

Contents

Financial Statements

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818
T 732.287.1000
F 732.287.3200
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

Stockholder
Fox Davies Capital USA, Inc.

We have audited the accompanying statement of financial condition of Fox Davies Capital USA, Inc. (the "Company") as of December 31, 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Davies Capital USA, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EisnerAmper LLP

Edison, New Jersey
February 22, 2011

FOX DAVIES CAPITAL USA, INC.
Statement of Financial Condition

December 31, 2010

ASSETS

Cash	$	337,616
Prepaid assets and other		5,515
Total assets	$	343,131

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,300
Due to Parent		25,543
Total liabilities		38,843
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value; 100,000,000 shares authorized 400,000 shares issued and outstanding		400,000
Additional paid-in capital		90,000
Accumulated deficit		(185,712)
Total stockholder's equity		304,288
Total liabilities and stockholder's equity	$	343,131

See accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Statement of Operations

December 31, 2010

Revenue	
Commissions	$ 7,172
	7,172
Expenses	
Legal and consulting	36,341
Audit and accounting	14,167
Regulatory fees and expenses	5,586
Insurance	6,037
Other	4,107
Total expenses	66,238
Loss before income taxes	(59,066)
Less provision for income taxes	-
Net loss	$ (59,066)

See accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance January 1, 2010	400,000	$ 400,000	$ 90,000	$ (126,646)	$ 363,354
Net loss	-	-	-	(59,066)	(59,066)
Balance, December 31, 2010	400,000	$ 400,000	$ 90,000	$ (185,712)	$ 304,288

See accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(59,066)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in assets and liabilities		
Decrease in prepaid expenses and other		380
Decrease in accounts payable and accrued expenses		(5,925)
Increase in payable to Parent		24,862
Net cash used in operating activities		(39,749)
Net change in cash		(39,749)
Cash, beginning of year		377,365
Cash, end of year	$	337,616
Supplemental disclosure of cash flow data		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

NOTE A - ORGANIZATION AND OPERATIONS

Fox Davies Capital USA, Inc. (the "Company") is a non-clearing broker-dealer located in London England and was formed on October 22, 2007. The Company operates pursuant to SEC Rule 15a-6 which allows a foreign affiliate to distribute research and execute trades of foreign securities for US institutions. The Company's role is to act as agent for these trades. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

FINRA granted the Company Membership on August 11, 2008 with an effective date of September 22, 2008.

The Company is a wholly-owned subsidiary of Fox Davies Capital (the "Parent") a Financial Services Authority ("FSA") Member.

Due to the global financial crisis and the Company receiving FINRA approval in the same time-frame, the Company has suspended all significant marketing efforts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

Cash and cash equivalents consist of amounts denominated in US dollars. Cash equivalents include investments with original maturities of 3 months or less.

[3] Foreign exchange:

The Company has determined that the functional currency for the Company is the US dollar. Therefore, the Company translates foreign currency amounts at the exchange rate at the end of the period with the resulting gain or loss on foreign currency included in other expenses in the accompanying statement of operations.

[4] Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis plus deferred taxes for operating losses that are available to offset future taxable income. The Company evaluates the realization of deferred tax assets resulting from net operating losses available to offset future income.

The Company is a C corporation under the Internal Revenue Code.

At December 31, 2010, the Company had no uncertain income tax positions. The federal and state income tax returns of the Company for 2010, 2009, 2008 and 2007 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Revenue recognition:

Commission income represents amounts earned for research services provided and is based on time and expenses incurred. Customers are billed and revenue is recognized as services are performed.

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months of operation of a new broker dealer and 15 to 1 thereafter and that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 15 to 1 through August 30, 2008 then 10 to 1 thereafter. The Company is also required to maintain a minimum net capital amount of the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. As of December 31, 2010, the Company's net capital was $298,773 which was $48,773 in excess of its minimum net capital of $250,000.

NOTE D - RULE 15C3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

NOTE E - OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

During the year ended December 31, 2010, the Company maintained its cash balances at two financial institutions, including one domestic and one foreign. The account for the benefit of customers in accordance with SEC Rule 15c3-3 is maintained at a domestic financial institution and is insured by the Federal Deposit Insurance Corporation ("FDIC") up to the legal limit. The Company's operating accounts are maintained at a foreign financial institution and have no FDIC or similar insurance coverage.

NOTE F – DUE TO PARENT

Certain expenses, such as legal and other professional fees, have been paid by the Parent on the Company's behalf. The Company reimburses the Parent for these expenses and they have been included in due to Parent on the accompanying statement of financial condition.

NOTE G – INCOME TAXES

The temporary differences that give rise to deferred tax assets as of December 31, 2010 relate to federal net operating loss carryforwards and amortization of organization expenses.

NOTE G – INCOME TAXES (CONTINUED)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. In assessing the realizability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, the Company's profitability, and projected future taxable income for the Company. As of December 31, 2010 the valuation allowance was $62,729. The net deferred tax asset was zero at December 31, 2010.

At December 31, 2010, the Company has available net operating loss carryforwards for federal tax purposes of $163,708 which may be available to offset future taxable income. The net operating loss carryforwards begin expiring in 2027.

The net deferred tax consists of the following at December 31, 2010:

Organizational costs	$ 7,068
Net operating losses	55,661
Deferred tax asset	62,279
Valuation allowance	(62,279)
Net deferred tax	$ -

FOX DAVIES CAPITAL USA, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

See independent auditors' report and accompanying notes to financial statements.

FOX DAVIES CAPITAL USA, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

For the Year Ended December 31, 2010

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	304,288
Less non-allowable assets:		
Prepaid assets and other		5,515
Net capital	$	298,773
AGGREGRATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses		13,300
Payable to Parent		25,543
Total aggregate indebtedness	$	38,843
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
(a) Minimum net capital required (6 2/3 % of aggregate indebtedness)		2,590
(b) Minimum net capital required of broker dealer		250,000
EXCESS NET CAPITAL	$	48,773
EXCESS NET CAPITAL AT 1,000% (Net Capital – 10% Aggregate Indebtedness)	$	294,889
RATIO OF AGGREGRATE INDEBTEDNESS TO NET CAPITAL		0.13 to 1
RECONCILIATION WITH THE COMPANY'S COMPUTATION (included in Part IIV of Form X-17A-5 as of December 31, 2010)		
NET CAPITAL – As reported in the Company's Part IIV (unaudited)	$	324,316
AUDIT ADJUSTMENT TO RECORD AMOUNT DUE TO PARENT		25,543
NET CAPITAL	$	298,773

See independent auditors' report and accompanying notes to financial statements.

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818
T 732.287.1000
F 732.287.3200
www.eisneramper.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Stockholder
Fox Davies Capital USA, Inc.

In planning and performing our audit of the financial statements of Fox Davies Capital USA, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

Edison, New Jersey
February 22, 2011